Securities Linked to the Deutsche Bank Fed Funds Total Return Index and the
Deutsche Bank Haven Plus Excess Return Index

Indicative Terms as of October 21, 2011
CUSIP:	2515A1 E3 1
Issuer:	Deutsche Bank AG, London Branch
Maturity / Tenor:	5 years, subject to early redemption
Basket:
The securities are linked to the performance of the Deutsche Bank Fed Funds Total Return Index (the “DB Fed Funds Index,” Ticker: DBMMFED1) and the Deutsche Bank Haven Plus Excess Return Index (the “Haven Index,” Ticker: DBHVPER), each a “Basket Index” and collectively, the “Basket Indices.”

Redemption Amount:	You will receive a cash payment on the Maturity Date, Basket Knock-Out Payment Date or Early Redemption Date, as applicable, per $1,000 Face Amount of securities, calculated as follows:

The Redemption Amount will not be less than zero. Your investment will be fully exposed to any depreciation in the DB Fed Funds Index and two times any depreciation in the Haven Index.
Initial Basket Level:	Set equal to 100 on the Trade Date
Basket Level:	On any trading day: 100 × (1 + DB Fed Funds Performance + 2 x Haven Performance)
Final Basket Level:	The Basket Level as determined by Deutsche Bank AG, London Branch on the Final Valuation Date, the Basket Knock-Out Valuation Date or the Early Redemption Valuation Date, as the case may be.
DB Fed Funds Performance:
Haven Performance:
Initial Reference Level:	The closing level for the respective Basket Index on the Trade Date
Final Reference Level:
The closing level for the respective Basket Index on the Final Valuation Date, Basket Knock-Out Valuation Date, Early Redemption Valuation Date or the applicable trading day, as the case may be, subject to market disruption events.

Haven Adjustment Factor:
0.006 × (Days / 365), where “Days” equals the number of calendar days from, and including, the Trade Date to, but excluding, the Final Valuation Date, the Basket Knock-Out Valuation Date or an Early Redemption Valuation Date, as applicable.

Basket Knock-Out Event:
If the Basket Level on any trading day during the period from but excluding the Trade Date to and including the second trading day prior to the Final Valuation Date is less than 40 (a “Basket Knock-Out Event,” and such trading day, the “Basket Knock-Out Valuation Date”),  the securities will be redeemed by the Issuer for the Redemption Amount calculated as of the  Basket Knock-Out Valuation Date, with payment made on the date that is five business days after the Basket Knock-Out Valuation Date (the “Basket Knock-Out Payment Date”).

Investor Early Redemption:
You will have the right to cause us to redeem your securities in whole, but not in part, for the Redemption Amount by submitting a notice of your intention to your broker in accordance with your broker’s instructions so that we receive notification of your intention during the applicable Election Period. The Election Period corresponding to each Early Redemption Date is set forth under the heading “Investor Early Redemption” in term sheet No. 1353. If you exercise your early redemption right, the Redemption Amount payable on the applicable Early Redemption Date will be calculated using the Final Reference Level and Haven Adjustment Factor on the corresponding Early Redemption Valuation Date.

Early Redemption Valuation Dates:
February 16, 2012, May 16, 2012, August 16, 2012, November 16, 2012, February 19, 2013, May 16, 2013, August 16, 2013, November 18, 2013, February 18, 2014, May 16, 2014, August 18, 2014, November 17, 2014, February 17, 2015, May 18, 2015, August 17, 2015, November 16, 2015, February 16, 2016, May 16, 2016 and August 16, 2016, or, in each case, if such day is not a trading day, the first succeeding trading day, subject to postponement in the event of a Market Disruption Event.

Early Redemption Dates:
February 21, 2012, May 18, 2012, August 20, 2012, November 20, 2012, February 21, 2013, May 20, 2013, August 20, 2013, November 20, 2013, February 20, 2014, May 20, 2014, August 20, 2014, November 19, 2014, February 19, 2015, May 20, 2015, August 19, 2015, November 18, 2015, February 18, 2016, May 18, 2016 and August 18, 2016, in each case subject to postponement if such day is not a business day or in the event of a Market Disruption Event.

Discounts and Commissions:
Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will receive a selling concession in connection with the sale of the securities of up to 0.25% or $2.50 per $1,000 Face Amount of securities. See “Underwriting (Conflicts of Interest)” in term sheet No. 1353.

Agent:	Deutsche Bank Securities Inc.

Securities Fact Sheet

Selected Risk Factors
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS ON AN ACCELERATED BASIS — The securities do not guarantee any return of your initial investment. The return on the securities at maturity, upon the occurrence of a Basket Knock-Out Event or upon Investor Early Redemption is linked to the performance of the Basket Indices and will depend on whether, and the extent to which, the Final Basket Level is greater than the Initial Basket Level. Your investment will be fully exposed to 100% of any decline in the DB Fed Funds Index and 200% of any decline of the Haven Index.  As the return on the securities is linked to the leveraged performance of the Haven Index, a decline in the level of the Haven Index could have a significant negative impact on the Basket Level and thus on your return. In particular, any positive performance of the DB Fed Funds Index may be offset by negative performance of the Haven Index, which will be multiplied by two (2), and the Basket Level could decline very rapidly if both the DB Fed Funds Index and the Haven Index decline simultaneously. In addition, because your securities are exposed to two times the performance of the Haven Index, the Haven Adjustment Factor will reduce the Redemption Amount payable in respect of the securities on a leveraged basis, whether the performance of the Haven Index is positive or negative. You will lose some or all of your initial investment if the Final Basket Level is less than the Initial Basket Level, and your loss may be accelerated because your investment is fully exposed to any negative DB Fed Funds Performance and two times any negative Haven Performance, which performances are combined in calculating the Redemption Amount.

YOUR SECURITIES ARE EXPOSED TO ONE TIMES THE PERFORMANCE OF THE DB FED FUNDS INDEX AND TWO TIMES THE PERFORMANCE OF THE HAVEN INDEX — The Redemption Amount payable at maturity or upon early redemption will reflect any appreciation or depreciation of the DB Fed Funds Index and two times any appreciation or depreciation of the Haven Index, in each case as measured from the Trade Date to the Final Valuation Date, the Basket Knock-Out Valuation Date or the Early Redemption Date, as applicable, and, in the case of the Haven Index, reduced by the Haven Adjustment Factor. The performance of each Basket Index is combined in calculating the Redemption Amount, with the effect of magnifying losses if the levels of the Basket Indices decline or offsetting gains if the level of one Basket Index increases and the level of the other Basket Index declines. Because the securities are linked to the Haven Index on a two-times leveraged basis, any negative performance of the Haven Index will have a substantial effect on your return even though the performance of the Basket is based on the appreciation or depreciation of the Basket as a whole.

CREDIT RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates may hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Basket Indices and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Basket Indices on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Indices. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investing in the securities.

HAVEN STRATEGY RISK — The Haven Index employs a volatility filter based on the comparison of the long-term and short-term moving averages of one-week implied volatility of EUR/USD at-the-money options to dynamically adjust its notional participation, up to a maximum of 100%, in the base index in the Haven Index (the “Base Index”).  If the short-term average exceeds the long-term average, the volatility filter will reduce the Haven Index’s notional participation in the Base Index. Conversely, if the short-term average falls below the long-term average, the volatility filter will increase the notional participation in the Base Index, up to the maximum of 100%.  Therefore, your exposure to any increase or decrease in the level of the Base Index of the Haven Index may be less than 100%. You may not be able to fully participate in the appreciation of the Base Index if the volatility filter reduces the Haven Index’s notional participation in the Base Index to less than 100%, and you may suffer a greater loss if the Base Index depreciates while the volatility filter increases the notional participation in the Base Index.

The Base Index is intended to reflect a strategy of purchasing 3-month forward contracts on certain currencies in jurisdictions with high interest rates and selling 3-month forward contracts on certain currencies in jurisdictions with low interest rates. The strategy reflected in the Base Index takes the view that by taking long positions in high yielding currencies and short positions in low yielding currencies, an investor’s gain from interest rate differentials between high yielding currencies and low yielding currencies will exceed any potential loss from currency rate risk. This strategy may not be successful and the assumptions on which the strategy is predicated may not prove to be accurate. Various market factors and circumstances at any time and over any period could cause, and have in the past caused, investors to become more risk averse to high yielding currencies, and such risk aversion may lead investors to move out of such currencies rapidly, which will cause the currency to become volatile and lead to large fluctuations, devaluations, exchange controls and inconvertibility — all of which would negatively affect the value of the securities.

If the strategy of the Haven Index or its Base Index is not successful, the level of the Haven Index, and consequently the return on your securities, may be adversely affected.

THE BASE INDEX OF THE HAVEN INDEX CONTAINS EMBEDDED COSTS — The Base Index contains an embedded fee of 1.5% per annum, which applies regardless of the performance of the Base Index. This fee will reduce the return of the Base Index, and consequently, the Haven Index on an annual basis. This fee is in addition to, and irrespective of, the Haven Adjustment Factor.

CURRENCY MARKETS MAY BE VOLATILE — Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the components reflected in the Base Index, the performance of the Haven Index and the value of your securities in varying ways, and different factors may cause the values of the components of the Base Index and the volatility of their prices to move in inconsistent directions at inconsistent rates.

EMERGING MARKETS COUNTRIES OFTEN SUFFER FROM POLITICAL AND ECONOMIC INSTABILITY — The components of the Base Index may include emerging market countries, which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions, and in some cases, instability and reaction against market reforms has occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation or social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing market nation. Political or economic instability is likely to have an adverse effect on the performance of the Base Index, the Haven Index, and, consequently, the return on the securities.

WE WILL REDEEM THE SECURITIES PRIOR TO THE MATURITY DATE IF A BASKET KNOCK-OUT EVENT OCCURS, IN WHICH CASE YOU WILL LOSE A SIGNIFICANT PORTION OF YOUR INVESTMENT — If a Basket Knock-Out Event occurs, we will redeem the securities for the Redemption Amount on the Basket Knock-Out Payment Date. The Redemption Amount payable on the Basket Knock-Out Payment Date will be calculated using the Final Basket Level on the Basket Knock-Out Valuation Date. Such Redemption Amount will be substantially less than your initial investment in the securities. If the Basket Level is less than 40 on any trading day from but excluding the Trade Date to and including the second trading day prior to the Final Valuation Date, a Basket Knock-Out Event will occur, your Redemption Amount will be determined on the Basket-Knock Out Valuation Date, and you will lose a significant portion of your initial investment. In addition, you will not benefit from any increase in the Basket Level that may occur after the Basket Knock-Out Valuation Date, and you will not be able to hold your securities to maturity.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity and may adversely affect the price, if any, at which the Issuer or its affiliates may be willing to purchase the securities from you in the secondary market. You should be willing and able to hold your securities to maturity.

LACK OF LIQUIDITY — There may be little or no secondary market for the securities. The securities will not be listed on any securities exchange and the Issuer and its affiliates, although they may do so, will have no obligation to offer to purchase the securities in the secondary market.

Securities Fact Sheet

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities, and being the index sponsor for the Basket Indices and Base Index, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the Basket Level on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

THE BASKET INDICES HAVE VERY LIMITED PERFORMANCE HISTORY — Calculation of the DB Fed Funds Index began on October 15, 2007, and calculation of the Haven Index began on October 15, 2010. Therefore, the Basket Indices have very limited performance history, and no actual investment which allowed tracking of the performance of the Basket Indices was possible before these respective dates.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.

See “Risk Factors” in the accompanying term sheet for more information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1353 and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1353 and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.